February 28, 2025

Robert Palmisano
Reporting Person
AEON Biopharma, Inc.
5 Park Plaza, Suite 1750
Irvine, CA 92614

       Re: AEON Biopharma, Inc.
           Schedule 13D filed January 22, 2025 by Robert Palmisano File No. 005-92271
Dear Robert Palmisano:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13D filed January 22, 2025
General

1. We note that the event reported as requiring the filing of the Schedule 13D was July
       25, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D
       within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the
       July 25, 2024 event date, the Schedule 13D submitted on January 22, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
Item 5, page 1

2. Refer to your disclosure in Item 5(c) of the Schedule 13D that "[a]s a member of
       Priveterra, The Palmisano Family, LLC received its pro rata distributions on July 19,
       2024, as to 1,115,000 shares, and on July 25, 2024, as to 1,150,000 shares." Item 5(c)
       of Schedule 13D, however, requires the beneficial owner to "describe any transactions
 February 28, 2025
Page 2

       in the class of securities reported on that were effected during the past sixty days." Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D.
Item 7, page 1

3. Multiple beneficial owners have reported their beneficial ownership on the above-
       captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule
       13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions